UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 0-22286

                       Taro Pharmaceutical Industries Ltd.
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                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|



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                  The following is included in this Report on Form 6-K:


                  1. Notice of Annual General Meeting of Shareholders.




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                                      TARO
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                       TARO PHARMACEUTICAL INDUSTRIES LTD.

      NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

                                                               Haifa Bay, Israel
                                                                    July 9, 2004

     Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting") of Taro Pharmaceutical Industries Ltd. (the "Company") will be held on Thursday, August 5, 2004 at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel for the following purposes:

    1.   To elect eight (8) directors to the Board of Directors of the Company.

    2. To reappoint the Company's auditors and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services and to further authorize the Board of Directors to delegate such authority to the Company's Audit Committee.

    3. To receive, consider and approve the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2003.

    4. To approve an amendment to the Company's 1999 Stock Incentive Plan authorizing the grant of stock options to the Company's independent directors as defined under Israeli law.

    5. To approve the grant of stock options under the Company's 1999 Stock Incentive Plan to each of the Company's independent directors, namely Ben Zion Hod and Haim Fainaro.

     Shareholders of record at the close of business on Monday, June 28, 2004 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

     Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders who revoke their proxies may vote their shares in person.

                                           By Order of the Board of Directors,

                                           /s/ Barrie Levitt, M.D.

                                           Barrie Levitt, M.D.
                                           Chairman of the Board of Directors


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                       TARO PHARMACEUTICAL INDUSTRIES LTD.
                                14 HAKITOR STREET
                             HAIFA BAY 26110, ISRAEL


                                 PROXY STATEMENT


     This Proxy Statement is furnished to the holders of Ordinary Shares, nominal (par) value NIS 0.0001 each (the "Ordinary Shares"), of Taro Pharmaceutical Industries Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting"), or any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Thursday, August 5, 2004 at 8:00 a.m. (Israel time) at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel.

     It is proposed that, at the meeting, the following Resolutions be adopted:
(i) to elect eight (8) directors to the Board of Directors of the Company; (ii) to reappoint the Company's auditors and to authorize the Board of Directors to fix their remuneration for the current fiscal year in accordance with the volume and nature of their services, and to further authorize the Board of Directors to delegate such authority to the Company's Audit Committee; (iii) to receive, consider and approve the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2003; (iv) to approve an amendment to the Company's 1999 Stock Incentive Plan authorizing the grant of stock options to the Company's independent directors as defined under Israeli law; and (v) to approve the grant of stock options under the Company's 1999 Stock Incentive Plan to each of the Company's independent directors, namely Ben Zion Hod and Haim Fainaro.

     A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting.

     Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the meeting, will be voted in favor of all the matters to be presented to the meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the meeting.

     Only shareholders of record at the close of business on Monday, June 28, 2004 will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about July 9, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.


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                         ITEM 1 -- ELECTION OF DIRECTORS

     At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the eight (8) nominees named below who shall hold office until the next Annual General Meeting, unless such director's office is earlier vacated under any relevant provision of the Articles of Association of the Company.

     The list of nominees is as follows:

     Heather Douglas
     Michael Friedman
     Eric Johnston
     Gad Keren
     Barrie Levitt
     Tal Levitt
     Daniel Moros
     Myron Strober

     Pursuant to the Israel Companies Law -- 1999 (the "Israel Companies Law"), the Company is required to have at least two independent directors (referred to in the Israel Companies Law as "outside directors"). The Company's independent directors are presently Ben Zion Hod and Haim Fainaro, who were elected by the shareholders in 2003 for initial three-year terms ending on July 31, 2006 and August 28, 2006, respectively. Therefore, following the adoption of the Resolution set forth below, the Company's Board of Directors will be comprised of a total of 10 directors.

     The Board of Directors will present the following Resolution at the Annual General Meeting:

          "RESOLVED, that Heather Douglas, Michael Friedman, Eric Johnston, Gad Keren, Barrie Levitt, Tal Levitt, Daniel Moros and Myron Strober be, and they hereby are, elected to serve as directors of the Company until the next Annual General Meeting of Shareholders."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.

                        ITEM 2 -- APPOINTMENT OF AUDITORS

     Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young International, will be nominated by the Company's Audit Committee and Board of Directors for reappointment as auditors of the Company for the fiscal year ending December 31, 2004.

     The Board of Directors will present the following Resolution at the Annual General Meeting:

          "RESOLVED, that the Company's auditors, Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young International, be and they hereby are re-appointed as auditors of the Company for the fiscal year ending December 31, 2004, and that the Board of Directors, be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services. The Board of Directors is further empowered to delegate to the Audit Committee the authority granted hereunder to fix the remuneration of the Company's auditors."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.


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                   ITEM 3 -- CONSIDERATION OF AUDITORS' REPORT
                             AND FINANCIAL STATEMENTS

     At the Annual General Meeting, the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2003, will be presented.

     The Board of Directors will present the following Resolution at the Annual General Meeting:

          "RESOLVED, that the Auditors' Report and Consolidated Financial Statements of the Company for the year ended December 31, 2003, be, and the same hereby are, received, considered and approved."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.

         ITEM 4 -- AMENDMENT OF THE COMPANY'S 1999 STOCK INCENTIVE PLAN

     The Company is required under the Israel Companies Law to have at least two independent directors who meet specified qualifications for independence. The Company's independent directors are presently Ben Zion Hod and Haim Fainaro.

     Prior to recent amendments to regulations promulgated under the Israel Companies Law, it was not permissible to grant stock options to a company's independent directors. With the amendment of certain regulations, a company may now grant options to an independent director provided that, among other conditions, the independent director is informed of the terms of the option grants prior to agreeing to serve as the company's independent director and the terms of such grants do not change during the independent director's term of office.

     Pursuant to such amended regulations, it was agreed with the Company's independent directors, prior to their agreement to serve, that each would receive an agreed number of options to purchase Ordinary Shares of the Company. Such grants are subject to the approval by the shareholders of an amendment to the Company's 1999 Stock Option Plan (the "Plan") which currently does not allow the Company to grant stock options to independent directors.

     To implement the Company's agreement with the independent directors, it is necessary to amend the Plan. The Company's Audit Committee and Board of Directors have approved the proposed amendment to the Plan and the Board of Directors will present the following Resolution at the Annual General Meeting:

     "RESOLVED, that the Company's 1999 Stock Incentive Plan (the "Plan") be amended as follows:

     1) by deleting the phrase "other than an Identified Public Director" in the last subparagraph of Paragraph 4 of the Plan;

     2) by amending Paragraph 20 of the Plan by:

     1. (a) deleting subparagraph (e), which defines an "Identified Public Director," in its entirety; and

     2. (b) deleting the phrase "and is not an Identified Public Director" in subparagraph (g) thereof.

     In all other respects, the Plan as amended remains in effect."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.


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                  ITEM 5 -- APPROVAL OF STOCK OPTION GRANTS TO
                            THE COMPANY'S INDEPENDENT DIRECTORS

     The Company is required under the Israel Companies Law to have at least two independent directors. The Company's independent directors are presently Ben Zion Hod and Haim Fainaro, who were elected in 2003 for three-year terms.

     Under the Israeli Companies Law and applicable regulations and subject to certain conditions, the Company may grant stock options to its independent directors. The Company wishes to grant to each of the independent directors stock options to purchase a total of 4,000 Ordinary Shares of the Company at an exercise price of $48.90 per share representing the fair market value of the Ordinary Shares at the time of the grant, as was agreed with the independent directors prior to their agreeing to serve.

     The Company's Audit Committee and Board of Directors have approved the grant of the stock options to the independent directors.

     If Item 4 above is approved by the shareholders and the Plan is amended to allow for stock option grants to independent directors, the Board of Directors will present the following Resolution at the Annual General Meeting:

          "RESOLVED, to approve the grant of stock options under the Company's 1999 Stock Incentive Plan to each of Ben Zion Hod and Haim Fainaro to each purchase a total of 4,000 Ordinary Shares of the Company at an exercise price of $48.90 per share, with the remaining terms and conditions as customary for grants to directors who at the time of grant are not employees of the Company or any of its subsidiaries."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.

                                             BY ORDER OF THE BOARD OF DIRECTORS,

                                             /s/ Barrie Levitt, M.D.

                                             Barrie Levitt, M.D.
                                             Chairman of the Board of Directors

Dated: July 9, 2004


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Taro Pharmaceutical Industries Ltd.



Date:  October 26, 2004                   By: /s/ Kevin Connelly
                                              ----------------------------------
                                              Kevin Connelly
                                              Senior Vice President and Chief
                                              Financial Officer







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